Post Properties, Inc.

4401 Northside Parkway, Suite 800

Atlanta, GA 30327

July 10, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

Washington, D.C. 20549

Attn:	Daniel L. Gordon
Branch Chief

Re:	Post Properties, Inc. and Post Apartment Homes, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File Nos. 1-12080 and 0-28226

Dear Mr. Gordon:

We are responding to the Staff of the Securities and Exchange Commission’s (the “Staff”) comments contained in its letter dated June 26, 2012 regarding Post Properties, Inc.’s (the “Company”) Form 10-K (the “Annual Report”) for its fiscal year ended December 31, 2011. For your convenience, this letter sets forth in italics the Staff’s comment before our response.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended December 31, 2011

Current Development Activity, page 5

1.	We note that the table includes “estimated total cost” for each of the five communities under development. In future Exchange Act reports, for completed developments in the reporting period, please disclose the development costs per square foot and clarify whether leasing costs are included.

Response:

In future filings, for completed development communities, we will include completed total costs and costs per square foot in the development table. The Company discloses its accounting policies related to expensing pre-completion and post-completion residential operating and leasing expenses on page 52 of the Form 10-K. Further, we will add disclosure clarifying that capitalized leasing costs, as applicable, related to the retail components of certain communities are included in estimated total costs. The leasing costs associated with the retail component of certain communities are generally not significant to total project costs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

2.	In future Exchange Act reports, please revise your disclosure here or elsewhere, as applicable, to provide historical occupancy, including historical same store occupancy, and average market rents trends, including the impacts of concessions such as free rents. In this regard, please explain how occupancy differs from economic occupancy and quantify the difference, as applicable.

Response:

In future filings, the Company will revise its disclosure to include end of period physical occupancy in addition to average economic occupancy for its same store multifamily portfolio for each period presented, and will explain how physical occupancy differs from average economic occupancy. However, the Company does not believe that total portfolio physical occupancy and economic occupancy are relevant metrics since such averages are potentially distorted by properties in development and lease-up. Alternatively, the Company will disclose in future filings the leasing percentage as of the end of the applicable period for all multifamily properties under development and in lease-up. The Company believes that such disaggregated information is more meaningful to analysts and investors.

Due to inherent inconsistencies and variability of market rent data for individual properties within a particular market or sub-market due to variability in the quality, location, size and amenities at different competitive properties, the Company believes that the quantification of market rents is an unreliable and potentially misleading metric. Furthermore, determination of market rents are in large part based on leasing information obtained from third parties, for which the Company can provide no assurance as to the accuracy and completeness of the information. As such, the Company has not previously disclosed information regarding market rents within its real estate portfolio, and respectfully requests that it not do so in future filings for the reasons cited above. Alternatively, as discussed in our response to comment 3 below, the Company will disclose in future filings trends in the average monthly rental rates for new and renewed leases for each period presented.

Although tenant concessions attributable to the multifamily business are not significant, the Company discloses the impact of net concessions for its same store multifamily properties for each period presented. The disclosure for the year ended December 31, 2011 is included in footnote 3 at the top of page 38 of the Form 10-K.

3.	In future Exchange Act reports please revise your disclosure here or elsewhere in the document to discuss your leasing activities for the reported period, including a discussion of the volume of new or renewed leases, average rents, and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions. Also compare the results of rental rates on renewed leases to rates received on expired leases.

Response:

As the Company is primarily engaged in multifamily residential rental operations, a substantial majority of the Company’s operating leases are for one year or less, and such leases are generally either renewed or re-leased annually. As such, the Company believes that gross turnover, rather than the volume of new or renewed leases, is a more relevant metric in its business. In future filings, the Company will revise its disclosure of same store operating results to, in addition to the average monthly rental rate, include gross turnover (defined as the percentage of leases expiring during the relevant period that were not renewed by the existing resident), which it believes is a more widely-accepted and understood metric by analysts and investors. The Company will also disclose in future filings the average increase or decrease in monthly rental rates attributable to new and renewed leases for its same store multifamily properties for each period presented.

With respect to average tenant improvement costs, leasing commissions and tenant concessions, the Company believes that these metrics are more relevant to commercial leasing activities, which comprises a relatively small percentage of its total revenues. The Company discloses capital expenditure information, including information related to its same store multifamily properties, for each period presented. Although tenant concessions attributable to the multifamily business are not significant, the Company discloses the impact of net concessions for its same store multifamily properties for each period presented, as discussed above in our response to comment 2. Further, leasing commissions are not significant in the multifamily business and, as discussed above in our response to comment 1, leasing commissions associated with commercial leasing activities are also not significant as commercial activities comprise a relatively small percentage of total Company revenues.

Stock and Debt Repurchase Programs, page 50

4.	In future Exchange Act reports, please revise your disclosure with respect to the at-the-market offering to include the average price and/or gross proceeds received and clarify the amount of securities remaining in the program.

Response:

In future filings, we will revise our disclosure with respect to our at-the-market equity sales program to include the gross proceeds and the average gross price per share for common stock sales for the periods presented. Further, we will state the aggregate amount of common stock remaining for future sale under the program as of the end of the reporting period.

* * * *

I hope the foregoing information is helpful. If I can be of any assistance to the Staff in explaining the matters described in this letter, please let me know. Please contact me with any questions or comments at (404) 846-5028.

Very truly yours,

/s/ Christopher J. Papa
Christopher J. Papa
Executive Vice President and
Chief Financial Officer